Free Writing Prospectus

Filed Pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement, dated December 12, 2016

Registration No. 333-214459

Old Second Bancorp, Inc.

$45,000,000

5.750% Fixed-to-Floating Rate Senior Notes due 2026

PRICING TERM SHEET

Issuer:	Old Second Bancorp, Inc. (NASDAQ: OSBC)

Security:	5.750% Fixed-to-Floating Rate Senior Notes due 2026 (the “Notes”)

Rating:*	Senior notes rated BBB- by KBRA

Principal Amount:	$45,000,000

Pricing Date:	December 12, 2016

Settlement Date:	December 15, 2016 (T+3)

Stated Maturity Date:	December 31, 2026

Interest Payment Dates:

Each June 30 and December 31, commencing June 30, 2017, through December 31, 2021 (the “fixed rate interest payment dates”), and thereafter March 31, June 30, September 30 and December 31 of each year through the Stated Maturity Date (the “floating rate interest payment dates”), unless in any case previously redeemed.

Interest Payment Record Dates:

The interest payable on any fixed rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on June 15 and December 15 (whether or not a business day) immediately preceding such fixed rate interest payment date. The interest payable on any floating rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the March 15, June 15, September 15 and December 15 (whether or not a business day) immediately preceding such floating rate interest payment date.

Interest Rate:

Unless previously redeemed, the Notes will bear interest (i) from, and including, the settlement date to, but excluding, December 31, 2021, at a fixed rate equal to 5.750% per year and (ii) from, and including, December 31, 2021, at an annual floating rate equal to three-month

LIBOR, as determined quarterly for the applicable interest reset period, plus 385 basis points (3.85%).

Price to Public:	100% of Principal Amount

Underwriting Discount:	1.50% of Principal Amount

Net Proceeds to Issuer (after underwriting discount, but before expenses):	$44,325,000

Day Count Convention:	30/360 to but excluding December 31, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:

Subject to obtaining prior approval of the Federal Reserve, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of December 31, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made by lot in accordance with DTC’s applicable procedures.

In addition, the Issuer has the option to redeem the Notes upon the occurrence of a tax event, as defined and described in the prospectus supplement under the heading “Description of the Notes—Optional Redemption and Redemption Upon Special Event.”

Subordination:

The Notes will be senior unsecured obligations of the Issuer and will rank equally with any of the Issuer’s future senior unsecured indebtedness and senior in right of payment to all of the Issuer’s existing or future obligations that are by their terms expressly subordinated or junior in right of payment to the Notes.

In addition, the Notes will be effectively subordinated to all of the Issuer’s secured indebtedness to the extent of the value of the assets securing such indebtedness and will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities and preferred equity of the Bank and the Issuer’s other current and future subsidiaries, including, without limitation, the Bank’s liabilities to its depositors, liabilities to general creditors and liabilities arising in the ordinary course or otherwise.

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP / ISIN:	680277 AB6 / US680277AB69

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by calling 1-800-966-1559.